Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 2 DATED JUNE 10, 2010
TO THE PROSPECTUS DATED MAY 5, 2010

This document supplements, and should be read in conjunction with, our prospectus dated May 5, 2010 relating to our offering of 330,000,000 shares of our common stock. This Supplement No. 2 supersedes and replaces all prior supplements to the prospectus. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering;

•	our acquisition of Muskogee Long-Term Acute Care Hospital;

•	the elimination of any compensation or remuneration to our advisor or any of its affiliates in connection with any internalization of management functions, as set forth in our amended and restated advisory agreement;

•	updates to the “Selected Financial Data” section of our prospectus;

•	updates to the “Our Performance” section of our prospectus;

•	updates to the “Compensation Table — Compensation Paid to Our Advisor” section of our prospectus;

•	updates to the “Experts” section of our prospectus; and

•	updates to the “Incorporation of Certain Information by Reference” section of our prospectus.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of May 28, 2010, we had received and accepted subscriptions in our offering for 6,069,340 shares of our common stock, or approximately $60,532,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan. As of May 28, 2010, 293,930,660 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum offering amount has been sold.

Acquisition of the Muskogee Long-Term Acute Care Hospital

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 81 of the prospectus:

On May 27, 2010, we, through G&E HC REIT II Muskogee LTACH, LLC, our wholly owned subsidiary, acquired the Muskogee Long-Term Acute Care Hospital, located in Muskogee, Oklahoma, or the Muskogee LTACH property, from Muskogee LTACH, LLC, an unaffiliated third party, for a purchase price of $11,000,000, plus closing costs.

Financing and Fees

We financed the purchase price of the property using cash proceeds from our initial public offering. In connection with the acquisition, we paid an acquisition fee of approximately $303,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors, LLC, the managing member of our advisor.

Description of the Property

The Muskogee LTACH property is a one-story long-term acute care hospital located on approximately 3.7 acres of land in Muskogee, Oklahoma. Built in 2006, the Muskogee LTACH property consists of approximately 37,000 square feet of gross leasable area. As of May 27, 2010, the Muskogee LTACH property is 100% leased to one tenant, Solara Hospital Muskogee, LLC.

The following table shows, as of May 2010, the effective annual rental rate per square foot, lease expiration and renewal options for the sole tenant of the Muskogee LTACH property:

	Effective Annual
	Rental Rate Per
Tenant	Square Foot	Lease Expiration	Renewal Options

Solara Hospital Muskogee	$26.61	November 29, 2021	2 five-year options

The Muskogee LTACH property has a capitalization rate of 9.06%, based on its net operating income from the in-place lease for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such lease for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements, nor a property management fee, since the Muskogee LTACH property is a single-tenant master leased property where property management is handled directly by the tenant.

The Muskogee LTACH property has a widespread service area encompassing seven counties surrounding Muskogee, Oklahoma and does not have any competing long-term acute care hospitals in the Muskogee market. The closest long-term acute care hospital is more than 25 miles away in Tulsa, Oklahoma. The Muskogee LTACH property is located in close proximity to three local acute care hospitals including Muskogee Regional Medical Center, Jack C. Montgomery Veterans Affairs Medical Center and Muskogee Community Hospital.

We believe that the Muskogee LTACH property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Muskogee LTACH property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Muskogee LTACH property will be approximately $10.3 million. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the Muskogee LTACH property paid real estate taxes of approximately $87,000 at a rate of 9.24%.

Grubb & Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in accordance with the compensation provisions described in our prospectus in connection with the operation and management of the Muskogee LTACH property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of Muskogee LTACH property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. We will pay GEEA Property Management 1.0% of the gross monthly cash receipts derived from the operations of the Muskogee LTACH property. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Muskogee LTACH property in accordance with the compensation provisions described in our prospectus.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Muskogee LTACH property for the last five years:

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2005	N/A	N/A
2006	9%(1)	$2.37(1)
2007	100%	$26.61
2008	100%	$26.61
2009	100%	$26.61

(1)	Property is a single-tenant asset. The lease did not commence until November 29, 2006.

Amended and Restated Advisory Agreement — Elimination of Compensation or Remuneration to Our
Advisor in Connection with any Internalization of Management Functions

On June 1, 2010, we entered into an amended and restated advisory agreement with our advisor. The principal purpose of the amendment is to eliminate any compensation or remuneration payable by us or our operating partnership to our advisor or any of its affiliates in connection with any internalization (acquisition of management functions from our advisor) in the future. All references to our advisory agreement in the prospectus are supplemented to refer to our amended and restated advisory agreement. In addition, our prospectus is specifically supplemented as set forth below.

The “Risk Factors — Investment Risks — Our advisor may be entitled to receive significant compensation in the event of our liquidation or in connection with a termination of the advisory agreement” section beginning on page 21 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor may be entitled to receive significant compensation in the event of our liquidation or in connection with a termination of the advisory agreement.

We are externally advised by our advisor pursuant to an advisory agreement between us and our advisor that has a one-year term that expires June 1, 2011 and is subject to successive one-year renewals upon the mutual consent of the parties. In the event of a partial or full liquidation of our assets, our advisor will be entitled to receive an incentive distribution equal to 15.0% of the net proceeds of the liquidation, after we have received and paid to our stockholders the sum of the gross proceeds from the sale of shares of our common stock and any shortfall in an annual 8.0% cumulative, non-compounded return to stockholders in the aggregate. In the event of a termination of the advisory agreement in connection with the listing of our common stock, the advisory agreement provides that our advisor will receive an incentive distribution equal to 15.0% of the amount, if any, by which (1) the market value of our outstanding common stock plus distributions paid by us prior to listing, exceeds (2) the sum of the gross proceeds from the sale of shares of our common stock plus an annual 8.0% cumulative, non-compounded return on the gross proceeds from the sale of shares of our common stock. Upon our advisor’s receipt of the incentive distribution upon listing, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Further, in connection with the termination of the advisory agreement other than due to a listing of the shares of our common stock on a national securities exchange, our advisor shall be entitled to receive a distribution equal to the amount that would be payable as an incentive distribution upon sales of properties, which equals 15.0% of the net proceeds if we liquidated all of our assets at fair market value, after we have received and paid to our stockholders the sum of the gross proceeds from the sale of shares of our common stock and any shortfall in the annual 8.0% cumulative, non-compounded return to our stockholders in the aggregate. Upon our advisor’s receipt of this distribution, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Any amounts to be paid to our advisor in connection with the termination of the advisory agreement cannot be determined at the present time, but such amounts, if paid, will reduce cash available for distribution to you.

The “Risk Factors — Risks Related to Our Business — Our advisor may terminate the advisory agreement, which could require us to pay substantial fees and may require us to find a new advisor” section beginning on page 29 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor may terminate the advisory agreement, which could require us to pay substantial fees and may require us to find a new advisor.

Either we or our advisor can terminate the advisory agreement upon 60 days written notice to the other party. However, if the advisory agreement is terminated in connection with the listing of shares of our common stock on a national securities exchange, our advisor will receive an incentive distribution equal to 15.0% of the amount, if any, by which (1) the market value of the outstanding shares of our common stock plus distributions paid by us prior to listing, exceeds (2) the sum of the gross proceeds from the sale of shares of our common stock plus an annual 8.0% cumulative, non-compounded return on the gross proceeds from the sale of shares of our common stock. Upon our advisor’s receipt of the incentive distribution upon listing, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Further, in connection with the termination of the advisory agreement other than due to a listing of the shares of our common stock on a national securities exchange, our advisor shall be entitled to receive a distribution equal to the amount that would be payable to our advisor pursuant to the incentive distribution upon sales if we liquidated all of our assets for their fair market value. Upon our advisor’s receipt of this distribution, our advisor’s limited partnership units will be redeemed and our advisor will not be entitled to receive any further incentive distributions upon sales of our properties. Any amounts to be paid to our advisor upon termination of the advisory agreement cannot be determined at the present time.

If our advisor was to terminate the advisory agreement, we would need to find another advisor to provide us with day-to-day management services or have employees to provide these services directly to us. There can be no assurances that we would be able to find a new advisor or employees or enter into agreements for such services on acceptable terms.

The “Risk Factors — Risks Related to Our Business — If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed” section beginning on page 30 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

If we internalize our management functions, we could incur significant costs associated with being self-managed.

Our strategy may involve internalizing our management functions. If we internalize our management functions, we would no longer bear the costs of the various fees and expenses we expect to pay to our advisor under the advisory agreement; however our direct expenses would include general and administrative costs, including legal, accounting, and other expenses related to corporate governance, U.S. Securities and Exchange Commission, or SEC, reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and funds from operations, or FFO, and may further dilute your investment. We cannot reasonably estimate the amount of fees to our advisor we would save and the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we no longer pay to our advisor, our net income per share and FFO per share may be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to you.

As currently organized, we do not directly have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as worker’s disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Upon any internalization of our advisor, certain key personnel of our advisor may not be employed by us, but instead may remain employees of our sponsor or its affiliates.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, our advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. They have a great deal of know-how and can experience economies of scale. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could, therefore, result in our incurring additional costs and/or experiencing deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our properties.

The following information should be read in conjunction with the disclosure contained in the “Management of Our Company — The Advisory Agreement” section beginning on page 102 of the prospectus:

Under our advisory agreement, we and our operating partnership will not pay any compensation or other remuneration to our advisor in connection with an internalization transaction.

The following information should be read in conjunction with the disclosure contained in the “Certain Provisions of Maryland Law and of Our Charter and Bylaws” section beginning on page 158 of the prospectus:

Internalization Transaction

Our board of directors has resolved that it will submit to the vote of our stockholders, at the 2011 annual meeting of stockholders, a proposal to amend our charter to eliminate any compensation or remuneration to our advisor in connection with an internalization transaction (acquisition of management functions from the advisor).

Selected Financial Data

The following information should be read in conjunction with the disclosure contained in the “Selected Financial Data” section on page 62 of the prospectus:

The following selected financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and the notes thereto in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, incorporated by reference into the prospectus. Our historical results are not necessarily indicative of results for any future period.

The following tables present summarized consolidated financial information, including balance sheet data, statement of operations data, and statement of cash flows data, in a format consistent with our consolidated financial statements.

	March 31, 2010	December 31,
Selected Financial Data	(Unaudited)	2009

BALANCE SHEET DATA:
Total assets	$38,701,000	$13,809,000
Mortgage loan payable, net	$3,025,000	$—
Total equity	$34,420,000	$13,284,000

		Period from
		January 7, 2009
	Three Months Ended	(Date of Inception)
	March 31, 2010	through
	(Unaudited)	December 31, 2009

STATEMENT OF OPERATIONS DATA:
Total revenues	$61,000	$—
Loss from continuing operations	$(807,000)	$(282,000)
Net loss attributable to controlling interest	$(803,000)	$(281,000)
Net loss per common share — basic and diluted(1):
Net loss from continuing operations	$(0.30)	$(1.51)
Net loss attributable to controlling interest	$(0.30)	$(1.51)
STATEMENT OF CASH FLOWS DATA:
Cash flows used in operating activities	$(664,000)	$(40,000)
Cash flows used in investing activities	$(10,453,000)	$—
Cash flows provided by financing activities	$21,933,000	$13,813,000
OTHER DATA:
Distributions declared	$433,000	$—
Distributions declared per common share	$0.16	$—
Funds from operations(2)	$(774,000)	$(281,000)
Net operating income(3)	$44,000	$—

(1)	Net loss per common share is based upon the weighted average number of shares of our common stock outstanding. Distributions by us of our current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income. Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholders’ basis in the shares of our common stock to the extent thereof (a return of capital for tax purposes) and, thereafter, as taxable gain. These distributions in excess of earnings and profits will have the effect of deferring taxation of the distributions until the sale of our stockholders’ common stock.

(2)	For additional information on FFO, refer to the “Our Performance — Funds from Operations” section of this prospectus, which includes a reconciliation of our net loss as determined under accounting principles generally accepted in the United States of America, or GAAP, to FFO for each of our last four fiscal quarters ended March 31, 2010.

(3)	For additional information on net operating income, refer to the “Our Performance — Net Operating Income” section of this prospectus, which includes a reconciliation of our GAAP net loss to net operating income (loss) for the three months ended March 31, 2010 and for the period from January 7, 2009 (Date of Inception) through December 31, 2009.

Our Performance

The “Our Performance” section beginning on page 63 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Funds From Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as FFO which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, we believe, may be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.

The following is a reconciliation of net loss to FFO for each of our last four fiscal quarters ended March 31, 2010:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2010	2009	2009	2009
Net loss	$(803,000)	$(220,000)	$(62,000)	$—
Add:
Net loss attributable to noncontrolling interest	—	1,000	—	—
Depreciation and amortization — consolidated properties	29,000	—	—	—

FFO	$(774,000)	$(219,000)	$(62,000)	$—

FFO per common share — basic and diluted	$(0.29)	(0.32)	$(3.10)	$—

Weighted average common shares outstanding — basic and diluted	2,690,794	675,136	20,000	20,000

Net Operating Income

As of March 31, 2010, we owned two properties. The aggregate occupancy for the properties was 100% as of March 31, 2010. We did not own any properties as of December 31, 2009.

The aggregate net operating income for the properties for the three months ended March 31, 2010 was $44,000, as compared to $0 for the period from January 7, 2009 (Date of Inception) through December 31, 2009.

Net operating income is a non-GAAP financial measure that is defined as net income (loss), computed in accordance with GAAP, generated from properties before general and administrative expenses, acquisition related expenses, depreciation and amortization, interest expense and interest income. We believe that net operating income provides an accurate measure of the operating performance of our operating assets because net operating income excludes certain items that are not associated with management of the properties. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount.

The following is a reconciliation of net loss to net operating income for the three months ended March 31, 2010 and for the period from January 7, 2009 (Date of Inception) through December 31, 2009:

		Period from
		January 7, 2009
		(Date of Inception)
	Three Months Ended	through
	March 31, 2010	December 31, 2009

Net loss	$(803,000)	$(282,000)
Add:
General and administrative	185,000	268,000
Acquisition related expenses	637,000	18,000
Depreciation and amortization	29,000	—
Interest expense	1,000	—
Less:
Interest income	(5,000)	(4,000)

Net operating income	$44,000	$—

Information Regarding Our Distributions

Our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on January 1, 2010 and ending on June 30, 2010, as a result of our sponsor, Grubb & Ellis Company, or Grubb & Ellis, advising us that it intended to fund these distributions until we acquired our first property. We, through G&E HC REIT II Lacombe MOB, LLC, our wholly owned subsidiary, acquired our first property, the Lacombe Medical Office Building, on March 5, 2010. Our sponsor will not receive any additional shares of our common stock or other consideration for funding these distributions, and we will not repay the funds provided by our sponsor for these distributions. Our sponsor is not obligated to contribute monies to fund any subsequent distributions.

The distributions are calculated based on 365 days in the calendar year and are equal to $0.0017808 per share of common stock, which is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. These distributions are aggregated and paid in cash monthly in arrears. The distributions are paid only from legally available funds contingent upon a determination by our Chief Financial Officer that, as of each payment date and after giving effect to each such distribution, we are able to pay our debts as they become due in the usual course of business and our assets are less than the sum of our total liabilities.

The amount of the distributions to our stockholders is determined quarterly by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements and annual distribution requirements needed to qualify or maintain our status as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. We have not established any limit on the amount of offering proceeds that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences; or (3) jeopardize our ability to maintain our qualification as a REIT.

For the three months ended March 31, 2010, we paid distributions of $236,000 ($110,000 in cash and $126,000 in shares of our common stock pursuant to the distribution reinvestment plan, or DRIP), as compared to cash flows from operations of $(664,000). From our inception through March 31, 2010, we paid cumulative distributions of $236,000 ($110,000 in cash and $126,000 in shares of our common stock pursuant to the DRIP), as compared to cumulative cash flows from operations of $(704,000). The distributions were paid from funds from our sponsor.

The distributions paid during each of our last four fiscal quarters ended March 31, 2010, along with the amount of distributions reinvested pursuant to the DRIP and the sources of our distributions were as follows:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2010	2009	2009	2009

Distributions paid in cash	$110,000	$—	$—	$—
Distributions reinvested	126,000	—	—	—

Total distributions	$236,000	$—	$—	$—

Source of distributions:
Cash flow from operations	$—	$—	$—	$—
Funds from our sponsor	236,000	—	—	—
Offering proceeds	—	—	—	—

Total sources	$236,000	$—	$—	$—

As of March 31, 2010, we had an amount payable of $36,000 to our advisor or its affiliates for operating expenses, acquisition expenses and asset and property management fees, which will be paid from cash flows from operations in the future as they become due and payable by us in the ordinary course of business consistent with our past practice.

As of March 31, 2010, no amounts due to our advisor or its affiliates have been deferred or forgiven. Our advisor and its affiliates have no obligations to defer, waive or forgive amounts due to them. In the future, if our advisor or its affiliates do not defer, waive or forgive amounts due to them, this would negatively affect our cash flows from operations, which could result in us paying distributions, or a portion thereof, with net proceeds from our offering, funds from our sponsor or borrowed funds. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.

For the three months ended March 31, 2010, we paid distributions of $236,000, as compared to FFO of $(774,000). From our inception through March 31, 2010, we paid cumulative distributions of $236,000, as compared to cumulative FFO of $(1,055,000). The distributions were paid from funds from our sponsor.

Compensation Paid to Our Advisor

The “Compensation Table — Compensation Paid to Our Advisor” section on page 113 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Amounts incurred
from Inception through
Type of Compensation	March 31, 2010

Offering Stage:
Selling Commissions	$2,684,000
Dealer Manager Fee	$1,181,000
Other Organizational and Offering Expenses	$397,000
Acquisition and Development Stage:
Acquisition Fee	$371,000
Development Fee	$—
Reimbursement of Acquisition Expenses	$8,000

Amounts incurred
from Inception through
Type of Compensation	March 31, 2010

Operational Stage:
Asset Management Fee	$5,000
Property Management Fee	$2,000
On-site Personnel and Engineering Payroll	$—
Lease Fees	$—
Construction Management Fee	$—
Operating Expenses	$65,000
Related Party Services Agreement	$73,000
Compensation for Additional Services	$—
Disposition/Liquidation Stage:
Disposition Fees	$—
Subordinated Distribution of Net Sales Proceeds	$—
Subordinated Distribution upon Listing	$—

As of March 31, 2010, compensation incurred but not yet paid was approximately $165,000, representing normal accruals for first quarter 2010 activities.

Experts

The “Experts” section on page 172 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The consolidated financial statements of Grubb & Ellis Healthcare REIT II, Inc. appearing in Grubb & Ellis Healthcare REIT II, Inc.’s Annual Report (Form 10-K) for the period from January 7, 2009 (Date of Inception) through December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of revenues and certain expenses of Lacombe Medical Office Building for the year ended December 31, 2009 incorporated by reference in this prospectus has been audited by KMJ Corbin & Company LLP, an independent audit firm, as indicated in their report with respect thereto, and is incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

The “Incorporation of Certain Information by Reference” section beginning on page 172 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You may read and copy any document we have electronically filed with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, any document we have electronically filed with the SEC is available at no cost to the public over the Internet at the SEC’s website at www.sec.gov. You can also access documents that are incorporated by reference into this prospectus at our website, www.gbe-reits.com/healthcare2. The contents of our website are not incorporated by reference in, or otherwise a part of, this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 25, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 11, 2010;

•	Definitive Proxy Statement filed with the SEC on April 16, 2010 in connection with our Annual Meeting of Stockholders to be held on June 8, 2010; and

•	Current Reports on Form 8-K and Form 8-K/A filed with the SEC on January 8, 2010, January 28, 2010, January 29, 2010, February 3, 2010, February 12, 2010, February 24, 2010, March 1, 2010, March 4, 2010, March 5, 2010, March 10, 2010, March 11, 2010, March 16, 2010, March 25, 2010, April 6, 2010, April 7, 2010, April 8, 2010, April 13, 2010, May 3, 2010, May 4, 2010, May 6, 2010, May 7, 2010, May 20, 2010 and June 1, 2010.

We will provide to each person to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus, as supplemented, but not delivered with this prospectus. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write or call us at 1551 N. Tustin Avenue, Suite 300, Santa Ana, California 92705, (714) 667-8252. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.